Mail Stop 3561

March 20, 2008

Mr. Mark T. Calvert
Trustee
International Thoroughbred Breeders, Inc.
One East 11th Street
Riviera Beach, Florida 33404

> **Re:** **International Thoroughbred Breeders, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Quarter Ended September 30, 2005**
> **Form 10-Q/A for the Quarter Ended September 30, 2005**
> **Form 10-K for the Six Months Ended December 31, 2005**
> **File No. 0-9624**

Dear Mr. Calvert:

We issued comments to you on the above captioned filing on May 1, 2006. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 3, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 3, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jean Yu at (202) 551-3305 if you have any questions.

Sincerely,

Linda Cvrkel
Branch Chief